UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 4
to
SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(D)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

ImClone Systems Incorporated
(Name of Subject Company)

ImClone Systems Incorporated
(Name of Person Filing Statement)
Common Stock, par value $0.001 per share, and Associated Preferred Stock Purchase Rights
(Title of Class of Securities)
45245W109
(CUSIP Number of Class of Securities)

Andrew K. W. Powell, Esq.
Senior Vice President and General Counsel
180 Varick Street
New York, NY 10014
(646) 638-5078
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With a copy to:
Joel A. Yunis, Esq.
Evan L. Greebel, Esq.
Katten Muchin Rosenman LLP
575 Madison Avenue
New York, NY 10022
(212) 940-8800

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 to the Schedule 14D-9 (the “Amendment”) amends and supplements the Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) on October 14, 2008 (as amended from time to time, the “Schedule 14D-9”) by ImClone Systems Incorporated (the “Company”), a Delaware corporation. The Schedule 14D-9 relates to the tender offer (the “Offer”) by Alaska Acquisition Corporation, a Delaware corporation (“Purchaser”) and wholly-owned subsidiary of Eli Lilly and Company, an Indiana corporation (“Parent”), to purchase all of the outstanding shares of common stock, par value $0.001 per share, and the associated preferred stock purchase rights, of the Company (collectively, the “Shares”) for $70.00 per Share, net to the holder thereof in cash, without interest thereon (the “Offer Price”), subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Purchaser’s Offer to Purchase dated October 14, 2008 (as amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”), copies of which are filed as Exhibits (a)(1) and (a)(2) to the Schedule 14D-9, respectively.
The information in the Schedule 14D-9 is incorporated in this Amendment by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein. Capitalized terms used but not defined herein have the meanings set forth in the Schedule 14D-9.
Item 8. Additional Information.
Item 8 (“Additional Information”) of the Schedule 14D-9 is hereby amended and supplemented by adding the following heading and paragraphs after the last paragraph on page 29 under the sub-heading “Other Foreign Competition Law Filings”:
“New Jersey Industrial Site Recovery Act
     The Offer and the Merger are subject to the New Jersey Industrial Site Recovery Act (N.J.S.A. 13:1-6K et seq.) (“ISRA”). ISRA can be triggered by the sale, transfer, or closure of “industrial establishments” involved in the generation, manufacture, refining, transportation, treatment, storage, handling or disposal of hazardous substances or wastes. Pursuant to ISRA, notice must be provided to the New Jersey Department of Environmental Protection (the “NJDEP”) within five days of the triggering event, which can include entering into a contract for sale.
     On October 14, 2008, the Company filed a general information notice with the NJDEP as required by ISRA. On November 18, 2008, the NJDEP accepted the application for an ISRA remediation agreement with Parent and ImClone. The obligations to be performed prior to the expiration of the Offer under ISRA have now been completed.”

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: November 19, 2008

IMCLONE SYSTEMS INCORPORATED
By:	/s/ Gregory T. Mayes
	Name:	Gregory T. Mayes
	Title:	Vice President and Deputy General Counsel